UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. ___)*

SurePure, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

86867A108

(CUSIP Number)

William A. Newman

Barton LLP

420 Lexington Avenue, 18th Floor

New York, NY 10104

(212) 687-6262

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 7, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Guy Kebble
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,220,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,220,000
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,220,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.68 (1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 56,641,816 shares of the Issuer’s Common Stock issued and outstanding as of September 30, 2015, together with 70,000 shares which are subject to vested and exercisable options owned by the reporting person.

Item 1.	Security and Issuer.

The security to which this statement relates is common stock, par value $0.001 per share (the “Common Stock”), of SurePure, Inc., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 405 Lexington Avenue, 25th Floor, New York, NY 10174.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed on behalf of Guy Kebble (the “Reporting Person”).

(b) The principal business address for the Reporting Person is P.O. Box 71, Milnerton, Capetown, T3 7435.

(c) The principal business occupation of the Reporting Person is director and Chief Executive Officer and President of the Issuer.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is an individual and is a citizen of South Africa.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 7 2015, the Issuer and the Reporting Person entered into an agreement previously filed with the Securities Exchange Commission (“SEC”) as exhibit 10.42 (the “Share Issuance Agreement”) to Form 8-K filed on August 11, 2015 (the “Form 8-K”). As of June 30, 2015, the Reporting Person was owed $30,056 of fees by SurePure Operations, AG., a Swiss corporation that is a wholly owned subsidiary of the Issuer (“SPOAG”), for services the Reporting Person performed as a consultant of SPOAG, and ZAR3,712,313 (approximately $301,500) of fees by SurePure Marketing South Africa (Pty) Ltd., a South African Corporation that is a wholly owned subsidiary of the Issuer (“SPMSA”), for services the Reporting Person performed as an employee of SPMSA. Under the Share Issuance Agreement, the Issuer assumed from SPOAG the obligation to pay the Reporting Person $30,000 of the fees owed to him by SPOAG and $292,500 of the fees owed to him by SPMSA. The Issuer then issued the Reporting Person 2,150,000 Shares of the Common Stock in exchange for a general release of claims by the Reporting Person with the exception of the balance of fees owed to the Reporting Person by SPOAG and SPMSA which remain outstanding.

Item 4.	Purpose of Transaction.

The information contained in Item 3 above is incorporated by reference into this Item. The purpose of the transaction between the Issuer and the Reporting Person was to exchange Shares of the Common Stock of the Issuer in satisfaction of certain amounts owed by SPOAG and SPMSA to the Reporting Person, as disclosed in Item 3 above, and for the Reporting Person’s release of claims against the Issuer, SPOAG and SPMSA.

The Reporting Person has no current plans that relate to or would result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company’s business or corporate structure;

(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)	Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

The Reporting Person may, at any time, review or reconsider his position with respect to the Company and formulate plans or proposals with respect to any of the above matters.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 3,220,000 shares of the Common Stock. The aggregate 3,220,000 shares of Common Stock beneficially owned by the Reporting Person constitute approximately 5.68% of the outstanding shares of the Common Stock. The aggregate percentage of shares of the Common Stock reported as owned by the Reporting Person is based on 56,641,816 shares of the Common Stock issued and outstanding on September 30, 2015, plus 70,000 shares of Common Stock which the reporting Person may acquire upon the exercise of share options that were vested as of September 30, 2015.

(b) (i) The Reporting Person has sole power to direct the voting and disposition of the shares of Common Stock that are beneficially owned by him and referenced in (a) of this Item.

(ii) The Reporting Person does not share the power to direct the voting and disposition of the shares of Common Stock beneficially owned by him.

(c ) Reference is made to the transactions referred to under Item 3 above in this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person has no contracts, arrangements, understandings or relationships with respect to the voting or disposition of the shares of the Common Stock owned by the Reporting Person.

Item 7.	Material to be Filed as Exhibits.

A copy of the Share Issuance Agreement is attached to and filed as an exhibit to this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 9, 2015

/s/ Guy Kebble
Guy Kebble

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 1	Agreement, dated August 7, 2015, by and among SurePure, Inc., SurePure Operations AG and SurePure Marketing South Africa Pty. Ltd., and Guy Kebble

EXHIBIT 1

AGREEMENT

THIS AGREEMENT is made as of the 7rd day of August 2015 (the “Effective Date”), by and among SurePure, Inc., a corporation formed under the laws of the State of Nevada, United States of America (the “Company”), SurePure Operations AG., a corporation formed under the laws of Switzerland (Registration number CH-170.3.031.362-7) (“SPOAG”), SurePure Marketing South Africa (Pty) Ltd., a corporation formed under the laws of South Africa (Registration number 2007/031989/07) and Guy Kebble (the “Consultant”).

WHEREAS, SPOAG has employed the Consultant as a consultant beginning February 1, 2010;

WHEREAS, the Consultant is owed by SPOAG the amount of US$30,056 of fees for services performed as of 30 June 2015;

WHEREAS, SPMSA has employed the Consultant as an employee beginning January 1, 2005;

WHEREAS, the Consultant is owed by SPMSA the amount of ZAR966,260 (approximately US$78,500) for fees for services performed and ZAR2,746,053 (approximately USD$223,000) as of 30 June 2015;

WHEREAS, the Company desires to assume and novate certain obligations of SPOAG to pay the Consultant his fees and to discharge such obligations to the extent so assumed by issuing 200,000 shares of its Common Stock, par value $0.001 (the “Shares”), to the Consultant in exchange for a full and complete release of any and all claims the Consultant may have against SPOAG and the Company for $30,000 of fees owed at the current time; and

WHEREAS, the Consultant desires to accept the Shares as full payment for $30,000 of SPOAG fees that are owed to him at the current time.

WHEREAS, the Company desires to assume and novate certain obligations of SPMSA to pay the Consultant his fee and to discharge such obligations to the extent so assumed by issuing 1,950,000 shares of its Common Stock, par value $0.001 (the “Shares”), to the Consultant in exchange for a full and complete release of any and all claims the Consultant may have against SPOAG and the Company for $292,500 of fees and loans owed at the current time; and

WHEREAS, the Consultant desires to accept the Shares as full payment for $30,000 of SPOAG fees and $292500 of SPMSA fees and loans that are owed to him at the current time.

NOW, THEREFORE, in consideration of the mutual premises set forth below, the parties to this Agreement hereby agree as follows:

1. The Company assumes the obligations of SPOAG to pay the Consultant to the extent of $30,000 of fees owed to him. The Consultant hereby agrees to such assumption by the Company and agrees to look solely to the Company for the payment of such $30,000.

The Company assumes the obligations of SPMSA to pay the Consultant to the extent of $292,500 of fees and loans owed to him. The Consultant hereby agrees to such assumption by the Company and agrees to look solely to the Company for the payment of such $292,500.

EXHIBIT 1

2. The Company will issue the Shares to the Consultant, and the Consultant will accept the Shares, as payment in full of all obligations owing to the Consultant under Section 1. The Company will issue and deliver the Shares to the Consultant within 15 business days after the date on which all parties have executed this Agreement (the date on which all parties have executed this Agreement being defined as the “Effective Date”).

3. The Consultant acknowledges that under the rules and regulations of the U.S. Securities and Exchange Commission (the “Commission”), the Shares are “restricted securities” and, unless the resale of the Shares has been registered with the Commission under the Securities Act of 1933, as amended (the “Securities Act”), the Shares may not be resold in any transaction which involves (i) any “U.S. Person” (as defined by the rules of the Commission) or (ii) any means of commerce connected to the United States of America. Therefore, the Consultant will not sell, assign or transfer any of the Shares (i) without the prior written consent of the Company or (ii) except in a transaction which has been notified to the Company and does not involve any “U.S. Person” (as defined by the rules of the Commission) or any means of commerce connected to the United States of America. No Shares shall be pledged, assigned by way of security or otherwise used as security and shall remain free and clear of any liens, encumbrances, charges or any other third party rights.

4. In light of the foregoing restrictions set forth in Section 3, if at any time prior to the second anniversary of the Effective Date the Company shall determine to prepare and file with the Commission a registration statement (the “Registration Statement”) relating to an offering for its own account or a resale offering by any of its stockholders under the Securities Act of any of its equity securities (other than on Form S-4 or Form S-8 (each as promulgated under the Securities Act) or their then equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with the Company’s stock option or other employee benefit plans), then the Company shall include all of the Shares in the Registration Statement. The Company will use commercially reasonable efforts to cause the Commission to declare the Registration Statement effective reasonably promptly and will maintain the effectiveness of the Registration Statement for a period of two (2) years or until all of the Shares have been sold, if sooner. The Consultant will cooperate fully with the Company in the discharge of its obligations under this Section and will provide all information and enter into such further agreements as may be required to have the Registration Statement declared effective.

5. The Consultant hereby releases and discharges the Company, SPOAG and SPMSA and their respective officers, directors, executives, principals, employees, heirs, executors, administrators, successors and assigns, from all actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims, and demands whatsoever, in law, admiralty or equity, which against the Consultant, his successors and assigns ever had, now have or hereafter can, shall or may, have for, upon, or by reason of any matter, cause or thing whatsoever from the beginning of the world to the effective date of this Agreement, except the balance of the fees remaining unpaid after giving effect to assumption and payment under Sections 1 and 2, which balance shall remain outstanding and payable in accordance with its terms. The Consultant represents and warrants that he has not assigned or transferred to any other person, entity, or party any claim, cause of action, or other item that is, would be, or might be encompassed by the releases set forth in this Section 5, and that no such assignment or transfer has occurred by operation of law or otherwise.

EXHIBIT 1

6. This Agreement constitutes the entire agreement between the parties with respect to the subject matter contained herein and supersedes all prior oral or written agreements, if any, between the parties with respect to such subject matter and, except as otherwise expressly provided herein, is not intended to confer upon any other person any rights or remedies hereunder. Any amendments hereto or modifications hereof must be made in writing and executed by each of the parties. Any failure by a party to enforce any rights hereunder shall not be deemed a waiver of such rights.

7. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada without giving effect to conflict of laws principles. The parties agree that any suit, action or proceeding between the parties hereto arising out of or relating in any manner to the Agreement shall be instituted exclusively in the federal or state courts located in the State of Nevada.

8. If any section, term or provision of this Agreement shall be held or determined to be unenforceable, the balance of this Agreement shall nevertheless continue in full force and effect unaffected by such holding or determination.

EXHIBIT 1

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement on the day and year first above written.

SUREPURE OPERATIONS AG

By:	/s/ Stephen Robinson
	Name:	Stephen Robinson
	Title:	Director

SUREPURE MARKETING SA (PTY) LTD

By:	/s/ Stephen Robinson
	Name:	Stephen Robinson
	Title:	Director

SUREPURE, INC.

By:	/s/ Stephen Robinson
	Name:	Stephen Robinson
	Title:	Chief Finance Officer

/s/ Guy Kebble
Guy Kebble